UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

THE NEIMAN MARCUS GROUP, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	95-4119509
(State of Incorporation or Organization)	(IRS Employer Identification No.)

One Marcus Square 1618 Main Street Dallas, Texas	75201
(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General instruction A.(c), check the following box:    ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General instruction A.(d), check the following box:    ☐

Securities Act registration statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Series A Junior Participating Preferred Stock Purchase Rights	New York Stock Exchange
Series B Junior Participating Preferred Stock Purchase Rights	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act: None.

AMENDMENT NO. 1 TO FORM 8-A

The Neiman Marcus Group, Inc., a Delaware corporation (the “Company”), hereby amends and restates in their entirety Item 1 and Item 2 of the Company’s Registration Statement on Form 8-A, filed with the Securities and Exchange Commission on October 15, 1999.

The Company announced on May 2, 2005 that it had entered into an Agreement and Plan of Merger, dated as of May 1, 2005 (the “Merger Agreement”), among Newton Acquisition, Inc., a Delaware corporation (“Parent”), Newton Acquisition Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and the Company, pursuant to which, among other things, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation. Concurrently with execution of the Merger Agreement, Parent and Merger Sub also entered into a Stockholder Agreement (the “Stockholder Agreement”) with certain stockholders of the Company, pursuant to which such stockholders agreed to vote their shares in respect of approval of the Merger Agreement.

Immediately prior to the execution of the Merger Agreement, the Company and Mellon Investor Services LLC, as Rights Agent, entered into an amendment (the “Rights Agreement Amendment”) to the Amended and Restated Rights Agreement, dated as of August 8, 2002 (the “Rights Agreement”). The Rights Agreement Amendment provides that neither the execution of the Merger Agreement (or Stockholder Agreement) nor the consummation of the Merger or other transactions contemplated by the Merger Agreement (or the Stockholder Agreement) will trigger the separation or exercise of the stockholder rights or any adverse event under the Rights Agreement. In particular, neither Parent, Merger Sub nor any of their affiliates or associates shall be deemed to be an “Acquiring Person,” and neither a “Stock Acquisition Date” nor a “Distribution Date” shall be deemed to have occurred, in each case solely by virtue of the approval, execution, delivery, adoption or performance of the Merger Agreement or the Stockholder Agreement or the consummation of the Merger or any other transactions contemplated by the Merger Agreement (or the Stockholder Agreement).

ITEM 1	DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.

On October 6, 1999, the Board of Directors of the Company declared a dividend of (i) one preferred stock purchase right (a “Class A Right”) for each outstanding share of Class A Common Stock, par value $.01 per share, of the Company (the “Class A Common Stock”) to stockholders of record as of the close of business on October 18, 1999 (the “Record Date”), each Class A Right representing the right to purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share, of the Company (the “Series A Preferred Stock”) and (ii) one preferred stock purchase right (a “Class B Right” and, collectively with the Class A Rights, the “Rights”) for each outstanding share of Class B Common Stock, par value $.01 per share, of the Company (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”) to stockholders on the Record Date, each Class B Right representing the right to purchase one one-thousandth of a share of Series B Junior Participating Preferred Stock, par value $.01 per share, of the Company (the “Series B Preferred Stock” and, collectively with the Series A Preferred Stock, the “Preferred Stock”). In the event that shares of Class C Common Stock, par value $.01 per share, of the Company (the “Class C Common

Stock”) are issued, they will be issued together with preferred stock purchase rights (the “Class C Rights”) to acquire shares of Series C Junior Participating Preferred Stock, par value $.01 per share, of the Company (“Series C Preferred Stock”). The description and terms of the Rights are set forth in the Rights Agreement, which amended and restated, as of August 8, 2002, the original rights agreement, dated October 6, 1999, for the purpose of appointing Mellon Investor Services LLC as successor rights agent to BankBoston, N.A.

Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”), other than an Exempt Person (as defined below), has acquired beneficial ownership of (a) 15% or more of the outstanding shares of Class B Common Stock or (b) shares of Common Stock representing, in the aggregate, 15% or more of the total number of votes entitled to be cast generally (other than in an election of directors) by the holders of the Common Stock then outstanding or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of (a) 15% or more of the outstanding shares of Class B Common Stock or (b) shares of Common Stock representing, in the aggregate, 15% or more of the total number of votes entitled to be cast generally (other than in an election of directors) by the holders of the Common Stock then outstanding (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate together with a copy of a Summary of Rights; provided, however, that if the Board of Directors of the Company determines in good faith that a person who would otherwise be an “Acquiring Person” has become such inadvertently and without any intention of changing or influencing control of the Company, and such person, as promptly as practicable divested or divests itself of beneficial ownership of a sufficient number of shares of Common Stock so that such person would no longer be an Acquiring Person, then such person shall not be deemed to be or to have become an “Acquiring Person”. No person will become an “Acquiring Person” as the result of an acquisition of shares of Common Stock by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such person; provided, however, that if a person shall become an “Acquiring Person” by reason of such share acquisitions by the Company and thereafter become the beneficial owner of any additional shares of Class B Common Stock, in the case of clause (a) of the definition of “Acquiring Person” above, or Common Stock, in the case of clause (b) of the definition of “Acquiring Person” above, then such person shall be deemed to be an “Acquiring Person” unless upon the consummation of the acquisition of such additional shares of Class B Common Stock or Common Stock, as the case may be, such person does not beneficially own (a) 15% or more of the outstanding shares of Class B Common Stock or (b) shares of Common Stock representing, in the aggregate, 15% or more of the total number of votes entitled to be cast generally (other than in an election of directors) by the holders of the Common Stock then outstanding. “Exempt Person” shall mean (i) the Company, (ii) any Subsidiary (as such term is defined in the Rights Agreement) of the Company, (iii) any employee benefit plan of the Company or of any Subsidiary of the Company, (iv) any entity or trustee holding Common Stock for or pursuant to the terms of any such plan or for the purpose of funding any such plan or funding other employee benefits for employees of the Company or of any Subsidiary of the Company, (v) Harcourt General, Inc., a Delaware corporation, but only for the period beginning on the Record Date and ending at 12:01 a.m. on October 23, 1999 or (vi) the “Smith Family Group” (as defined in the Rights Agreement), so long as the Smith Family Group does not acquire beneficial ownership of (A) additional shares of Class B Common Stock after the date of this Agreement (other than shares of Common Stock, employee stock options or other equity securities of the Company granted by the Company after the date of this Agreement to a member of the Smith Family Group in his or her capacity as a director, officer or employee of the Company, including shares issuable upon the exercise or conversion of such employee stock options or other equity securities) that would represent, together with all shares of Class B Common Stock acquired by the Smith Family Group after the date of this Agreement, more than 6% of the outstanding shares of Class B Common Stock then outstanding after giving effect to such acquisition and (B) additional shares of Common Stock after the date of this Agreement (other than shares of Common Stock, employee stock options or other equity securities of the Company granted by the Company after the date of this Agreement to a member of the Smith Family Group in his or her capacity as a director, officer or employee of the Company, including shares issuable upon the exercise or conversion of such employee stock options or other equity securities) that would represent, together with all shares of Common Stock acquired by the Smith Family Group after the date of this Agreement, more than 6% of the total voting power of the Company represented by the votes entitled to be cast generally (other than in an election of directors) represented by the total number of shares of Common Stock then outstanding. Notwithstanding the foregoing, the Smith Family Group shall not cease to be an “Exempt Person” as a result of the acquisition of shares of Class B Common Stock by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by the Smith Family Group and acquired after the date of this Agreement to exceed shares representing, in the aggregate, 6% of the shares of Class B Common Stock then outstanding, unless the Smith Family Group thereafter acquires beneficial ownership of any additional shares of Class B Common Stock. In addition, the Smith Family Group shall not cease to be an “Exempt Person” as a result of the acquisition of shares of Common Stock by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by the Smith Family Group and acquired after the date of this Agreement to exceed shares representing, in the aggregate, 6% of the total voting power of the Company represented by the votes entitled to be cast generally (other than in an election of directors) by the holders of the Common Stock then outstanding, unless the Smith Family Group thereafter acquires beneficial ownership of any additional shares of Common Stock.

Notwithstanding the foregoing and any other description of the Rights Agreement provided herein, the Rights Agreement Amendment provides that neither Parent, Merger Sub nor any of their affiliates or associates shall be deemed to be an “Acquiring Person”, and neither a “Stock Acquisition Date” nor a “Distribution Date” shall be deemed to have occurred, in each case solely by virtue of or as a result of the approval, execution, delivery, adoption or performance of the Merger Agreement or the consummation of the Merger or any other transactions contemplated by the Merger Agreement, including, without limitation, entry into or performance of the Stockholder Agreement.

The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuances of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock outstanding as of the Record Date, even without such notation or a copy of a Summary of Rights, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Class A Rights (the “Class A Right Certificates”) and Class B Rights (the “Class B Rights Certificates”) will be mailed to holders of record of the Class A Common Stock and Class B Common Stock, respectively, as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date. Subject to the circumstance described in the following sentence, the Rights will expire on October 6, 2009 (the “Final Expiration Date”), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below. The Rights Agreement Amendment provides that the Rights Agreement will terminate immediately prior to the effective time of the Merger, but only if the Merger shall occur, and modifies the period within which the Rights are exercisable such that if such effective time occurs, the Rights will cease to be exercisable immediately prior to such time.

The Purchase Price payable, and the number of shares of the applicable series of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the applicable series of Preferred Stock, (ii) upon the grant to holders of the applicable series of Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the applicable series of Preferred Stock or (iii) upon the distribution to holders of the applicable series of Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

The number of outstanding Rights are also subject to adjustment in the event of a stock split of the applicable class of Common Stock or a stock dividend on the applicable class of Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the applicable class of Common Stock occurring, in any such case, prior to the Distribution Date.

Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 1,000 times the dividend declared per share of the applicable class of Common Stock. In the event of liquidation, the holders of the Preferred Stock will be entitled to a minimum preferential liquidation payment of $1,000 per share (plus any accrued but unpaid dividends) but will be entitled to an aggregate payment of 1,000 times the payment made per share of the applicable class of Common Stock. Each share of Preferred Stock will have 1,000 times the number of votes each share of the applicable class of Common Stock has on matters such class is entitled to vote on, which shall be voted together with the applicable class of Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are converted or exchanged, each share of the applicable series of Preferred Stock will be entitled to receive 1,000 times the amount received per share of the applicable class of Common Stock. These rights are protected by customary anti-dilution provisions.

Because of the nature of the Preferred Stock’s dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of Preferred Stock purchasable upon exercise of each Class A Right and Class B Right, respectively, should approximate the value of one share of Class A Common Stock and Class B Common Stock, respectively.

In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision will be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person or any affiliate or associate of the Acquiring Person or certain other transferees (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right at the then current exercise price of the Right, that number of shares of Class A Common Stock (in the case of a Class A Right) or Class B Common Stock (in the case of a Class B Right), or that number of one one-thousandths of a share of the applicable series of Preferred Stock, having a market value of two times the exercise price of the Right.

In the event that, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person or any affiliate or associate of the Acquiring Person or certain other transferees which will have become void) will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent), which number of shares at the time of such transaction will have a market value of two times the exercise price of the Right.

At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Class B Common Stock, the acquisition by such person or group of shares of Common Stock representing, in the aggregate, 50% or more of the total number of votes entitled to be cast generally (other than in an election of directors) by the holders of the Common Stock then outstanding or the occurrence of an event described in the prior paragraph, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Class A Common Stock (in the case of a Class A Right) or Class B Common Stock (in the case of a Class B Right), or one one-thousandth of a share of Preferred Stock (or of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences and privileges), per Class A Right or Class B Right, as the case may be (subject to adjustment).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock will be issued (other than fractions which are integral multiples of one one-thousandth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading day prior to the date of exercise.

At any time prior to the time an Acquiring Person becomes such, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

For so long as the Rights are then redeemable, the Company may, except with respect to the redemption price, amend the Rights in any manner. After the Rights are no longer redeemable, the Company may, except with respect to the redemption price, amend the Rights in any manner that does not adversely affect the interests of holders of the Rights.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

ITEM 2.	EXHIBITS.

Exhibit Number	Description

1	Amended and Restated Rights Agreement, dated as of August 8, 2002, between The Neiman Marcus Group, Inc. and Mellon Investor Services LLC (incorporated herein by reference to the registrant’s Annual Report on Form 10-K for the fiscal year ended August 3, 2002).

2	First Amendment to the Amended and Restated Rights Agreement, dated as of May 1, 2005, between The Neiman Marcus Group, Inc. and Mellon Investor Services LLC.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

THE NEIMAN MARCUS GROUP, INC.
(Registrant)

Date: May 4, 2005	By:	/s/ Nelson A. Bangs
Nelson A. Bangs Senior Vice President and General Counsel

THE NEIMAN MARCUS GROUP, INC.

EXHIBIT INDEX

Exhibit Number	Description

1	Amended and Restated Rights Agreement, dated as of August 8, 2002, between The Neiman Marcus Group, Inc. and Mellon Investor Services LLC (incorporated herein by reference to the registrant’s Annual Report on Form 10-K for the fiscal year ended August 3, 2002).

2	First Amendment to the Amended and Restated Rights Agreement, dated as of May 1, 2005, between The Neiman Marcus Group, Inc. and Mellon Investor Services LLC.